MATERIAL FACT
LATAM AIRLINES GROUP S.A
Issuer of securities registered in the Securities Registry

    Santiago, July 8, 2026

Mrs.
Catherine Tornel León
President
Commission for the Financial Market
Av. Libertador Bernardo O´Higgins 1449

Ref.: MATERIAL FACT
__________________________

Dear President:

In accordance with the provisions of Article 9 and the second paragraph of Article 10 of Law No. 18,045, on the Securities Market, as well as General Rule No. 30 of your Commission, the undersigned, duly authorized for this purpose, reports the following Material Fact regarding LATAM Airlines Group S.A. (the "Company"):

The Company’s Board of Directors, in a session held on this same date, approved to summon an Extraordinary Shareholders' Meeting to consider the approval of a new program for the acquisition of shares issued by the Company (the "Program"), for the acquisition of such percentage of the Company's shares as may be determined by the Shareholders' Meeting. In accordance with the applicable regulations, the Program may not contemplate the acquisition of more than 5% of the total subscribed and paid shares of the Company, nor have a duration exceeding five years.

The Extraordinary Shareholders' Meeting was summoned to be held on Monday, August 3, 2026, at 15:00, in order to submit the following matters to a vote:

(1) Create a program for the acquisition of shares issued by the Company (“Share Repurchase Program”), in accordance with articles 27 A to 27 C and other relevant articles of Law No. 18,046 on Corporations.
(2) Establish the maximum amount or percentage to be acquired, the objective and duration of the Share Repurchase Program; set the minimum and maximum price to be paid for the respective shares or delegate to the Board of Directors the power to set said price; and

(3) In connection with the program for the acquisition of shares: (i) empower the Board of Directors broadly for the purposes of implementing the agreements adopted at the Shareholders' Meeting, in one or more transactions, and at such times as it deems appropriate, through the mechanisms available in accordance with the applicable regulations; (ii) delegate to the Board of Directors the power to acquire shares directly in the market ("en rueda") without having to apply the pro rata procedure, under the conditions provided for in article 27 B of Law No. 18,046; (iii) if the Board of Directors deems it appropriate to sell all or part of the shares acquired under the Program, delegate to the Board of Directors the power to sell the acquired shares without having to go through a preferential offer process to shareholders, provided that it complies with the conditions provided for in article 27 C of Law No. 18,046; and (iv) adopt the other agreements necessary to approve and carry out the Program.

Sincerely,

Ricardo Bottas Dourado Dos Santos
CFO
LATAM Airlines Group S.A.

c.c.:
Santiago Stock Exchange, Stock Exchange.
Santiago Electronic Stock Exchange, Stock Exchange.